Exhibit 17.1

Resignation Letter of Jeffrey William Lozinski

October 15, 2025

To the Board of Directors

Kinetic Seas Incorporated

Dear Members of the Board,

Effective October 15, 2025, I hereby resign from my positions as Founder, Chief Operating Officer, and Director of Kinetic Seas Incorporated.

I have accepted a position in sales and marketing that is more closely aligned with my experience and background. Because Kinetic Seas is a potential client of my new organization, I am unable to continue serving on the company’s board or as an officer. In addition, my relocation outside the State of Illinois will further limit my ability to participate in the company’s day-to-day operations.

It has been a privilege to serve Kinetic Seas Incorporated, and I wish the company continued success.

Sincerely,

/s/ Jeffrey William Lozinski

Jeffrey William Lozinski

Founder, Chief Operating Officer, and Director